May 7, 2018

VIA EDGAR

Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    Peabody Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-16463

Dear Mr. Arakawa:

Peabody Energy Corporation (the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 23, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) that was filed on February 26, 2018.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and sections headings in the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

1.
We refer to your presentation and narrative of the combined operations of the predecessor and successor entities. It is generally inappropriate to combine financial information for predecessor and successor entities where fresh-start accounting has been applied as the successor financial statements are not comparable to the financial statements prepared prior to the effective date of emergence from Chapter 11 bankruptcy. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor, as appropriate, or explain to us your basis for discussing the combined 2017 period and how your presentation complies with Item 303 of Regulation

S-K.

The Company acknowledges the Staff’s comment to revise our MD&A to separately present and discuss the historical results of the predecessor and successor, or explain the basis for discussing the combined 2017 period and how our presentation complies with Item 303 of Regulation S-K. As part of its process when considering how best to present its operating results in MD&A, the Company reviewed Topic 9 (including sections 9220.6 and 9220.7) of the Staff’s Financial Reporting Manual. Additionally, the Company reviewed the instructions to Item 303(a), which states “the discussion should cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the Registrants judgment enhance a reader’s understanding.” We also acknowledge that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting. However, as discussed below, the Company concluded that a “Combined” presentation for certain components of MD&A was useful for investors.

When evaluating the results and financial performance of our mining operations, Company management viewed the year ended December 31, 2017 as a single measurement period, rather than the two separate periods since the Company’s operations did not change as a result of the reorganization. During reorganization, the Company operated without interruption and emerged from Chapter 11 proceedings without disposing of any of its mining operations. The Company’s financial and operational performance measures, including Tons Sold, Adjusted EBITDA, and Revenues were not materially impacted by fresh start accounting. The changes to comparability between periods resulting from fresh start accounting largely relate to items outside of segment results. Additionally, the “Combined” results reported in the Form 10-K were used to determine management’s short-term incentive compensation for the year ended December 31, 2017. Company management believes discussion and analysis of segment results for the combined period provides a reader with useful information to assess the Company’s operating performance and related trends.

Further, the Company stated in the Form 10-K, “although the 2017 Successor period and the 2017 Predecessor period are distinct reporting periods, the effects of the emergence and fresh start reporting did not have a material impact on the comparability of our results of operations between the periods, unless otherwise noted below.” In the information that followed, the Company only used combined information to discuss the results of operations related to its segment results. All remaining discussion included analysis of the discrete successor and predecessor periods. Company management believes its use of both combined and predecessor/successor discussions best addresses the objectives of MD&A, including: (1) to provide a narrative explanation of a company’s financial statements that enables investors to see the Company through the eyes of management and (2) to enhance the overall financial disclosure and provide the context within which financial information should be analyzed.

2.
We note you present Operating Costs per Ton and Adjusted EBITDA Margin per Ton and identify these measures as non-GAAP measures. Please provide the corresponding disclosures required by Item 10(e) of Regulation S-K, or tell us why this guidance does not apply to you.

The Company acknowledges the Staff’s comment to include all required disclosures required by Item 10(e) of Regulation S-K or explain how this guidance does not apply to us. Company management chooses to disclose certain measures, consistent with industry practice, on a per ton basis. Company management believes Operating Costs per Ton and Adjusted EBITDA Margin per Ton best reflects controllable costs and operating results at the operating segment level. Further, these measures are used by Company management in reviewing operating results. We consider all measures reported on a per ton basis to be operating/statistical measures; however, the Company includes reconciliations of the related Non-GAAP financial measures (EBITDA and Operating Costs) in its filings as discussed below.

In the Form 10-K, the Company discloses that Adjusted EBITDA Margin per Ton is equal to segment Adjusted EBITDA divided by segment tons sold. Each of the Company’s reporting segment’s Adjusted EBITDA is provided and the summation of its reporting segments’ Adjusted EBITDA is reconciled to the most comparable GAAP measure, income from continuing operations, net of income taxes, which is presented first when discussing the Company’s financial results. As a result, the Company believes it satisfies the disclosure required by Item 10(e) of Regulation S-K as it relates to Adjusted EBITDA Margin per Ton.

The Form 10-K also discloses that Operating Costs per Ton is calculated by subtracting Adjusted EBITDA Margin per Ton from Revenues per Ton. As a measure that is solely derived from other Non-GAAP measures that are themselves defined and reconciled to their nearest GAAP measures, the Company believes it satisfies the disclosures required by Item 10(e) of Regulations S-K as it relates to Operating Costs per Ton.

Beginning with the Company’s Form 10-Q for the quarterly period ended March 31, 2018, the Company will enhance its Non-GAAP disclosures by providing an additional table to reconcile total costs for each mining segment to “operating costs and expenses” as reported in the Company’s Consolidated Statements of Operations. Further, our Reconciliation of Non-GAAP Financial Measures will include a summary table that reports Revenues, Total Costs, Adjusted EBITDA and Tons Sold by operating segment, along with all Non-GAAP per ton metrics, and the Form 10-Q will discuss why these Non-GAAP measures provide useful information to readers of the Company’s financial statements.

* * * * *

Please call me at (314) 342-7507 should you wish to discuss the matters addressed above or other issues relating to the Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Amy B. Schwetz
Amy B. Schwetz
Executive Vice President and Chief
Financial Officer
Peabody Energy Corporation

cc:     Edward B. Winslow
Jones Day

Bradley C. Brasser
Jones Day

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